Exhibit (a)(5)(B)

Hunter Maritime Acquisition Corp. Announces Extension of Tender Offer to Purchase up to 2,173,750 of its Class A Common Shares—Tender Offer, as extended, will Expire at 5:00 p.m. New York City Time on Tuesday, March 19, 2019, Unless Further Extended or Earlier Terminated
March 18, 2019 – Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the “Company”) today announced that its previously announced tender offer (the “Tender Offer”) to purchase up to 2,173,750 of its Class A common shares, par value $0.0001 per share, at a purchase price of $10.215 per Class A common share has been extended until 5:00 p.m. New York City time on Tuesday, March 19, 2019, unless further extended or earlier terminated by the Company (the “Expiration Date”). Except for the extension of the Tender Offer, all other terms and conditions of the tender offer remain unchanged.
The Class A common shares are currently listed on the Nasdaq Capital Market under the symbol “HUNT.” The closing price of the Company's Class A common shares on the Nasdaq Capital Market on March 15, 2019 was $9.79 per share. As of March 15, 2019, 1,920,021 Class A common shares have been validly tendered pursuant to the Tender Offer and not properly withdrawn.
Only Class A common shares validly tendered prior to the Expiration Date, and not properly withdrawn, will be purchased by the Company pursuant to the Tender Offer. The Company’s obligation to purchase Class A common shares pursuant to the Tender Offer is subject to the satisfaction of certain conditions. Class A common shares tendered pursuant to the Tender Offer but not purchased by the Company in the Tender Offer will be returned at the Company’s expense promptly following the expiration of the Tender Offer.
The Tender Offer is being made in connection with the Company’s previously announced merger with NCF Wealth Holdings Limited, a British Virgin Islands company (the “Merger”). The Tender Offer is being made pursuant to the Company's organizational documents, which require that, in connection with the Merger, it provides its shareholders with the opportunity to redeem their Class A common shares for a pro rata portion of the Company’s trust account (the “Trust Account”). The Company intends to fund the purchase of Class A common shares in the Tender Offer with cash available to the Company from the Trust Account.
CMB NV (the Company's Sponsor) and members of the Company's management team have agreed with the Company to waive their redemption rights in connection with the Tender Offer and the Merger with respect to any Class A common shares they acquired.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.
Important Legal Information
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company has filed a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer, as such documents have been or may be amended from time to time. These documents contain important information about the Tender Offer that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials have been and will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com. Shareholders of the Company are urged to read the Tender Offer documents and other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender Offer and the Merger described herein.
This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information
Hunter Maritime Acquisition Corp.
Ludovic Saverys
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be
Investor Relations/Media
Morrow Sodali LLC
Tel: (800) 662-5200
E-mail: HUNT.info@morrowsodali.com